UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CRYOCOR, INC.

(Name of subject company (Issuer))

BOSTON SCIENTIFIC CORPORATION
BOSTON SCIENTIFIC SCIMED, INC.

PADRES ACQUISITION CORP .

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value	229016100
(Title of class of securities)	(CUSIP number of class of securities)

Lawrence J. Knopf, Esq.
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537

(508) 650-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 17,657,381.70	$ 693.94

(1)

Estimated pursuant to Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, for purposes of calculating the filing fee only. The Transaction Valuation has been derived by multiplying $1.35 (the purchase price per share offered by the Offeror) by the sum of (i) 12,785,733, which number equals the number of shares of issued and outstanding common stock, $0.001 par value per share (the “Common Stock”), of the Issuer not owned by Boston Scientific Scimed, Inc., a wholly owned subsidiary of Boston Scientific Corporation, plus (ii) 293,809, which number equals the number of shares of Common Stock subject to issuance upon exercise of outstanding stock options that have a per share exercise price that is less than $1.35.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by 0.00003930.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	Amount Previously Paid:	$693.94	Filing Party:	Boston Scientific Corporation, Boston Scientific Scimed, Inc. and Padres Acquisition Corp.

	Form of Registration No.:	Schedule TO	Date Filed:	April 29, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☒	third party tender offer subject to Rule 14d-1

	☐	issuer tender offer subject to Rule 13e-4

	☐	going private transaction subject to Rule 13e-3

	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on May 15, 2008, amends and supplements the Tender Offer Statement on Schedule TO filed on April 29, 2008 (the “Statement”), and relates to the offer by Padres Acquisition Corp. (“Offeror”), a Delaware corporation and wholly owned subsidiary of Boston Scientific Scimed, Inc. (“BSS”), a Minnesota corporation and wholly owned subsidiary of Boston Scientific Corporation (“Parent”), a Delaware corporation, to purchase all outstanding shares of common stock, $0.001 par value per share, not owned by BSS of CryoCor, Inc., a Delaware corporation (the “Company”), at a purchase price of $1.35 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 29, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 15, 2008 (the “Merger Agreement”), by and among Offeror, BSS and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.  Additional Information.

Item 11 of the Statement is hereby amended and supplemented by inserting the following section entitled “Litigation Related to the Merger”:

On May 8, 2008, two alleged plaintiff holders of the Company’s Common Stock (the “Plaintiffs”) filed a complaint in the Superior Court of the State of California, County of San Diego, naming as defendants each member of the Board of Directors of the Company, the Company and the Parent.  The complaint is styled Secondido, et al., v. CryoCor, Inc., et al., Case No. 37-2008-00083630-CU-MC-CTL (the “Action”).  The Plaintiffs in the Action purport to bring the Action on behalf of a class consisting of all holders of the Company’s Common Stock, except the defendants and their affiliates.

The Plaintiffs allege that the Board of Directors of the Company, aided and abetted by Parent, breached their fiduciary duties in approving the Merger Agreement because the $1.35 Offer Price is “grossly unfair, inadequate and provides value to CryoCor’s stockholders that is substantially below the fair or inherent value of the Company”.

The Action seeks, among other things, an order enjoining the Transactions and awarding the costs and disbursements of the Action, including reasonable attorneys’ and experts’ fees.

Based on its review of the complaint, the Parent believes that the allegations in the Action are without merit and intends to defend against the Action vigorously.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

PADRES ACQUISITION CORP.

By:	/s/ LAWRENCE J. KNOPF
Name:	Lawrence J. Knopf
Title:	Assistant Secretary

BOSTON SCIENTIFIC SCIMED, INC.

By:	/s/ LAWRENCE J. KNOPF
Name:	Lawrence J. Knopf
Title:	Assistant Secretary

BOSTON SCIENTIFIC CORPORATION

By:	/s/ LAWRENCE J. KNOPF
Name:	Lawrence J. Knopf
Title:	Senior Vice President and
Deputy General Counsel

Dated May 15, 2008